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                                                                     Exhibit 4.5

LEHMAN BROTHERS



                          OFFER TO PURCHASE FOR CASH BY

                               GLOBIX CORPORATION

                         ANY AND ALL OF ITS OUTSTANDING

                            13% SENIOR NOTES DUE 2005


                                                                February 8, 2000

Dear Holder,

         We understand that you may beneficially own certain of the 13% Senior Notes due 2005 (the "Notes") of Globix Corporation, a Delaware corporation (the "Company"). As more fully described below, the Company is offering to purchase, for cash (the "Offer"), any and all of these outstanding Notes through a tender offer that commences at 9:00 a.m., New York City time, on Tuesday, February 8, 2000 and expires at 5:00 p.m., New York City time, on Tuesday, March 7, 2000, unless otherwise extended by the Company (the "Tender Period"). Lehman Brothers Inc. ("Lehman Brothers") is the exclusive dealer-manager in connection with the Offer.

         1. THE OFFER TO PURCHASE. The Company hereby offers to purchase, commencing at 9:00 a.m., New York City time, on Tuesday, February 8, 2000, any and all of the Notes at a purchase price of 106.5% of the aggregate principal amount, plus accrued and unpaid interest on the principal amount up to, but not including, the Settlement Date (the "Purchase Price"). The "Settlement Date" in respect of any tendered Notes will be the third New York City business day following the date on which the registered holder of the Notes (a "Holder") tenders such Notes and the same are accepted for purchase in accordance with the Offer (the "Tender Date"). Tenders will be accepted after 9:00 a.m. and before 5:00 p.m., New York City time, on any New York City business day during the Tender Period, and at such other times during the Tender Period as determined by Lehman Brothers.

         2. EXPIRATION OF OFFER; PAYMENT FOR NOTES. The Offer will expire at 5:00 p.m., New York City time, on Tuesday, March 7, 2000, unless extended as provided herein by the Company (such date or the latest date to which the Offer is extended being the "Expiration Date"). The Company expressly reserves the right to extend the Offer on a daily basis or from time to time for such period or periods as the Company may determine in its sole discretion from time to time by making a public announcement by press release to the Dow Jones News
Service prior to 9:00 a.m., New York City time, on any date not later than the next business day following the previously scheduled Expiration Date.
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         Payment for any Notes purchased pursuant to the Offer will be made on the applicable Settlement Date, which will be the third New York City business day following the Tender Date in accordance with the procedures set forth below. Payment for Notes purchased pursuant to the Offer will be made in immediately available funds.

         3. NO RECOMMENDATION. NEITHER THE COMPANY NOR LEHMAN BROTHERS MAKES ANY RECOMMENDATION AS TO WHETHER ANY HOLDER SHOULD TENDER OR REFRAIN FROM TENDERING ALL OR ANY PORTION OF SUCH HOLDER'S NOTES, AND NO ONE HAS BEEN AUTHORIZED BY EITHER OF THEM TO MAKE ANY SUCH RECOMMENDATION. HOLDER'S MUST MAKE THEIR OWN DECISION AS TO WHETHER TO TENDER NOTES, AND IF SO, THE PRINCIPAL AMOUNT OF NOTES TO TENDER.

         4. THE NOTES. As of the date of this Offer to Purchase, $160 million in principal amount of Notes were outstanding. The Notes were issued pursuant to the Original Indenture (as defined below), to which reference is made for a complete description of the terms of the Notes. The Notes are issued in global form, and are registered in the name of Cede & Co., the nominee of The Depository Trust Company.

         5. AMENDMENTS TO THE TERMS OF THE NOTES. In connection with this Offer, and pursuant to Section 902 of the indenture, dated April 30, 1998, that governs the Notes (the "Original Indenture"), the Company solicited and received the consents of the beneficial and record owners of a majority in aggregate principal amount of the outstanding Notes to amend the Original Indenture and remove certain restrictive covenants (the "Amendments"). The Company and HSBC Bank USA, as the trustee, have executed a supplemental indenture, dated February 4, 2000 (the "Supplemental Indenture" and together with the Original Indenture, the "Indenture"), that incorporates these Amendments. However, the Supplemental Indenture, by its terms, shall be deemed null and void, and the provisions of the Original Indenture modified or eliminated by the Supplemental Indenture shall be immediately reinstated, if the Company fails to purchase, by accepting for payment, any and all of the Notes that are validly tendered pursuant to the Offer.

         THE SUPPLEMENTAL INDENTURE IS BINDING ON ALL NON-TENDERING HOLDERS. See Sections 8, 9 and 10 for discussions of certain factors that you should consider in evaluating the Offer.

         The summary of the Amendments to the Original Indenture set forth below is qualified in its entirety by reference to the full and complete terms contained in the Supplemental Indenture. Holders may obtain copies of the Supplemental Indenture without charge from the Company. Capitalized terms used in this section, but not defined herein, shall have the meanings given thereto in the Indenture.

         The Amendments to the Original Indenture are as follows:

        Restrictive Covenants. The Amendments deleted in their entireties the following restrictive covenants and any references thereto from the Indenture.


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         Section 1008 - Limitation on Indebtedness. Restricted the ability of the Company or its Subsidiaries to incur additional Indebtedness.

         Section 1009 - Limitation on Restricted Payments. Restricted the
                        ability of the Company and its Subsidiaries to make Restricted Payments, including (i) dividends or payments in respect of stock or (ii) retirement or other payments of obligations subordinated to the Notes prior to the scheduled maturity or scheduled repayment of principal.

         Section 1010 - Limitation on Transactions with Affiliates. Restricted the ability of the Company and its Subsidiaries to engage in transactions with Affiliates.

         Section 1011 - Limitation on Liens. Restricted the Company and its
                        Subsidiaries from incurring any liens on their property and assets.

         Section 1013 - Limitations on Issuances of Guarantees of Indebtedness.
                        Restricted the ability of Subsidiaries to Guarantee Indebtedness.

         Section 1015 - Limitation on Sale and Leaseback Transactions.
                        Restricted the Company and its Subsidiaries from entering into any sale and leaseback transactions.

         Section 1016 - Limitations on Subsidiary Capital Stock. Restricted the
                        ability of Subsidiaries to issue Capital Stock, and the ability of any Person to acquire Capital Stock of any Subsidiary from the Company or any Subsidiary.

         Section 1017 - Limitation on Dividend and Other Payment Restrictions
                        Affecting Subsidiaries. Restricted the Company and its Subsidiaries from creating or permitting any restrictions which would prevent such Subsidiaries, among other things, from paying dividends, making loans or advances or transferring property or assets to the Company or any other such Subsidiary.

         Section 1018 - Limitations on Unrestricted Subsidiaries. Restricted the
                        ability of the Company and its Subsidiaries from making investments in, or creating, Unrestricted Subsidiaries.

         Section 1019 - Provision of Financial Statements. Required the Company
                        to adhere to certain reporting requirements whether or not they are subject to Sections 13(a) and 15(d) of the Exchange Act.


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         Section 1022 - Limitation on Business. Restricted the Company from engaging in any business which is not substantially an Internet Service Business.

         Article 8. The Amendments also modified Article 8 of the Indenture, which relates to any sale, assignment, conveyance, transfer or disposition of all or substantially all of the properties and assets of the Company. In particular, the Amendments deleted the requirements in Section 801(a) that, as a condition to any such transaction, the Company:

                      - must be able to incur certain additional indebtedness;

                      - must be able to satisfy certain limitations on liens;
                        and

                      - must not impair any authorization or consent that
                        would have a material adverse affect on the Company's business, financial condition or results of operations.

         Definitions. The Amendments also deleted all definitions from the Original Indenture that relate solely to the above-mentioned sections of the Original Indenture because any references to such defined terms would be eliminated by the Amendments or because they otherwise would not be used.

         6. PURPOSE OF THE OFFER. The purpose of the Offer is to acquire all outstanding Notes in accordance with the arrangement reached between the Company and the beneficial owners of a majority of the outstanding principal amount of the Notes as consideration for the consents to amend the Original Indenture in accordance with the Supplemental Indenture. There was no additional consideration for the consents provided in connection with the execution of the Supplemental Indenture.

         From time to time in the future, the Company or its affiliates may acquire Notes, if any, which remain outstanding following consummation of the Offer through open market purchases, privately negotiated transactions, tender offers, exchange offers or otherwise, upon such terms and at such prices as it may determine, which may be more or less than the price to be paid pursuant to the Offer and could be for cash or other consideration. Alternatively, pursuant to the provisions of the Notes and the Indenture, the Company may choose to redeem or contractually defease the Notes. There can be no assurance as to which, if any, of these alternatives (or combinations thereof) the Company will pursue.

         7. SOURCE AND AMOUNT OF FUNDS. The Company will finance the aggregate Purchase Price of all Notes validly tendered in the Offer through the receipt of funds from its $600 million offering of 12.5% Senior Notes due 2010, which closed on February 8, 2000.

         8. CERTAIN MATTERS RELATED TO THE OFFER. Notes purchased pursuant to the Offer will be delivered to the Trustee for cancellation. The purchase of Notes pursuant to the Offer will reduce the aggregate principal amount of Notes that otherwise might trade publicly, which would adversely affect the liquidity, market value and price volatility of the remaining Notes held by the public. To the extent a market continues to exist for any remaining Notes after the


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consummation of the Offer, the Notes may trade at a discount compared to present trading prices depending on prevailing interest rates, the market for securities with similar credit features, the performance of the Company and other factors, including the elimination of the restrictive covenants in the Original
Indenture. There is no assurance that an active market in the Notes will exist and no assurance as to the price at which the Notes may trade following the Offer. To the Company's knowledge, the Notes are traded infrequently in transactions arranged through brokers and no reliable pricing information for the Notes is available. Holders of Notes are urged to contact their brokers to obtain the best available information as to the current market prices.

         Notes not purchased pursuant to the Offer will remain outstanding. The Amendments eliminate (or, in certain cases, amend) a substantial number of the restrictive covenants contained in the Indenture with respect to any Notes that remain outstanding after the Expiration Date and non-tendering Holders thereof will no longer be entitled to the benefit of (or, in the case of amendments, the same benefit under) such provisions. The elimination (or, in certain cases, amendment) of these restrictive covenants may permit the Company to take actions that could increase the credit risks with respect to the Company faced by Holders, adversely affect the market price of the remaining Notes or otherwise be adverse to the interest of Holders.

         9. CERTAIN FEDERAL INCOME TAX CONSEQUENCES. The following is a general summary of certain federal income tax consequences of the adoption of the Amendments and the sale of Notes to the Company pursuant to the Offer. The summary does not address the federal income tax consequences to all categories of Holders, and certain Holders (including insurance companies, partnerships, tax-exempt organizations, financial institutions, brokers, dealers, nonresident aliens, foreign corporations, and foreign estates and trusts) might be subject to special rules not discussed below. This discussion is directed to Holders which are United States persons and hold the Notes as capital assets. The summary does not discuss federal tax consequences other than income tax consequences, and does not discuss foreign, state or local income or other tax laws. This summary is based upon current provisions of the Internal Revenue Code of 1986, as amended (the "Code"), applicable Treasury Regulations promulgated thereunder, judicial authority and current Internal Revenue Service ("IRS") rulings and practice, all of which are subject to change, possibly on a retroactive basis.

         EACH HOLDER IS URGED TO CONSULT ITS ADVISOR REGARDING THE FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES OF TENDERING THE NOTES PURSUANT TO THE OFFER, OR RETAINING THE NOTES, IN LIGHT OF SUCH HOLDER'S PARTICULAR CIRCUMSTANCES.

         Adoption of the Amendments. Although there is no authority directly on point, Holders should not recognize any income, gain or loss for federal income tax purposes as a result of the adoption of the Amendments. The IRS could assert, however, that as a result of the adoption of the Amendments, Holders exchanged, within the meaning of Section 1001 of the Code, their Notes for "new" Notes (the "New Notes"). If the IRS successfully asserts that Holders exchanged their Notes for New Notes, the deemed exchange should qualify as a recapitalization for federal income tax purposes, and, as a result, Holders would generally not recognize gain


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or loss as a result of the deemed exchange. If a deemed exchange of the Notes for New Notes were not treated as a recapitalization, subject to the market discount rules discussed below, Holders would recognize gain or loss on such deemed exchange equal to the difference between the fair market value of the New Notes on the date of the deemed exchange and such Holder's adjusted tax basis in the Notes, and Holders would have a new holding period for the Notes.

         Sale of Notes Pursuant to the Offer. In general, a Holder who receives cash in exchange for Notes pursuant to the Offer will recognize gain or loss equal to the difference between the amount of cash received (other than cash attributable to accrued interest not previously taxed to the Holder, which will be taxable as ordinary income) and such Holder's adjusted tax basis in such Notes. Subject to the discussion in "Adoption of the Amendments" above, a Holder's adjusted tax basis for a Note generally will equal the price such Holder paid for the Note, increased by any market discount previously included in income by such Holder pursuant to an election to include market discount in gross income currently as it accrues and reduced by a portion of amortizable bond premium which the Holder has previously elected to deduct from gross income on an annual basis.

         Such gain or loss will be capital gain or loss and will be long term capital gain or loss if the Holder has held the Note for more than one year at the time of sale. An exception to the capital gain treatment described above may apply to a Holder who purchased a Note at a market discount. Subject to a statutory de minimis exception, market discount is the excess of the principal amount of such Note over the Holder's tax basis in such Note immediately after its acquisition by such Holder. In general, unless the Holder has elected to include market discount in income currently as it accrues (on a straight line basis or, at the election of the Holder, on a constant interest basis), any gain recognized by a Holder on the sale of a Note having market discount generally will be treated as ordinary income to the extent of the market discount that has accrued while such Note was held by the Holder.

         10. PROCEDURES FOR TENDERING NOTES AND ACCEPTING THIS OFFER. Subject to the terms of the Offer, tenders will be accepted after 9:00 a.m. and before 5:00 p.m., New York City time, on any New York City business day during the Tender Period. All tenders will be executed in the customary manner of a corporate bond trade through Lehman Brothers. Please do not send your Notes to the Company or Lehman Brothers; rather, follow the tendering procedure described herein.

         If you have an account with Lehman Brothers and desire to tender all or any portion of the principal amount of your Notes, please contact your representative at Lehman Brothers. If you do not currently have an account with Lehman Brothers and desire to tender all or any portion of the principal amount of your Notes, you must handle this matter through a broker, dealer, commercial bank, trust company or other financial institution (collectively, a "broker"). Holders will not be required to pay any fee or commission to Lehman Brothers if such Holders have an account with Lehman Brothers. Holders may, however, be required to pay fees or commissions if Holders use a broker other than Lehman Brothers.


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         If any Holder has any questions regarding how to tender Notes, please contact Ray Kahn of Lehman Brothers toll-free at (800) 438-3242 or collect at
(212) 528-7581.

         All questions as to the validity, form, eligibility (including time of receipt), agreement to tender and acceptance of any tender of the Notes shall be determined by the Company, in its sole discretion, which determination shall be conclusive and binding. The Company reserves the absolute right to reject, at any time prior to payment of the Purchase Price for any Notes, any and all tenders not in proper form or for which acceptance for payment or payment would, in the opinion of the Company's counsel, be unlawful. The Company also reserves the absolute right to waive any defects in tender with regard to any particular Note. Neither the Company nor Lehman Brothers shall be under any duty to give notification to tendering Holders of any defects or irregularities in tenders, and neither of them shall incur any liability for failure to give any such notification. Subject to the foregoing, Notes will be irrevocably accepted when validly tendered.

         The acceptance of the Offer by a Holder as set forth above will constitute an agreement between the tendering Holder and the Company in accordance with the terms and subject to the conditions of the Offer. The acceptance of the Offer by a tendering Holder will constitute an agreement by such Holder to deliver good and marketable title to all Notes tendered by such Holder on the appropriate Settlement Date free and clear of all liens, charges, claims, encumbrances, interests or restrictions of any kind. A tender of Notes pursuant to this Offer becomes irrevocable by the relevant Holder at the time of the tender. The Holder will not have any rights to withdraw Notes once they have been tendered.

         11. WITHDRAWAL AND AMENDMENT. To the extent legally permitted, the Company expressly reserves the absolute right, in its sole discretion, to waive any provision of the Offer or amend any of the terms of the Offer, other than the Purchase Price or the requirement that Purchase Price be paid in cash. Any waiver, amendment, or modification to the Offer will apply only to those Notes which have not been accepted for purchase following their tender to the Company.

         If the Company materially changes the terms of the Offer, the Company will notify Holders, disseminate additional tender offer materials and extend the Offer to the extent required by law. Following completion of the Offer, the Company may purchase additional Notes in the open market, in privately negotiated transactions, through subsequent tender offers or otherwise. Any future purchases may be on the same terms or on terms which are more or less favorable to Holders than the terms of the Offer. Any future purchases by the Company will depend on various factors existing at that time.

         Any extension or amendment will be followed as promptly as practicable by public announcement thereof, the announcement in the case of an extension to be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled applicable Expiration Date. Without limiting the manner in which the Company may choose to make any public announcement, the Company shall have no obligation to publish, advertise





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or otherwise communicate any such public announcement other than by issuing a release to the Dow Jones News Service.

         12. INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE. The Company currently complies with the informational requirements of Section 13 and 15 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the SEC. Such reports and other information can be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and should be available at the SEC's regional offices at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material may be obtained from the Public Reference Section of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

         The following documents filed by the Company with the SEC are incorporated herein by reference and shall be deemed to be a part hereof:

         1. Annual Report of the Company on Form 10-K for the fiscal year ended September 30, 1999; and

         2.  Current Report of the Company on Form 8-K dated January 13, 2000.

         All documents and reports, if any, filed by the Company pursuant to
Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Offer to Purchase and prior to the expiration of the Offer made hereby shall be deemed incorporated herein by reference and shall be deemed to be a part hereof from the date of filing of such documents and reports. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Offer to Purchase to the extent that a statement contained herein or in any subsequently filed document or report that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Offer to Purchase.

         13. DEALER MANAGER AND INFORMATION AGENT. Lehman Brothers has been retained to act on behalf of the Company as dealer manager in connection with the Offer and the Company has agreed to pay Lehman a fee upon the acceptance of the Notes purchased pursuant to the Offer. Lehman Brothers will also be reimbursed by the Company for Lehman Brothers' reasonable out-of-pocket expenses incurred in connection with the solicitation and the Offer. The Company has agreed to indemnify Lehman Brothers against certain liabilities and expenses in connection with the solicitation and the Offer.

         Lehman Brothers provides other investment banking and financial advisory services to the Company. At any given time, Lehman Brothers may trade the Notes for its own account or for the accounts of customers and, accordingly, may hold a long or short position in the Notes.





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         D.F. King & Co., Inc. has been appointed as information agent for the
Offer. Requests for additional copies of this Offer to Purchase or other related materials may be directed to the information agent at the address and telephone numbers set forth below for the information agent under "Other Matters." Holders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer.

         Neither the dealer manager nor the information agent assume any responsibility for the accuracy or completeness of the information concerning the Company, its affiliates or the Notes contained in this Offer to Purchase.

         14. OTHER MATTERS. The Offer is being made to all record and beneficial holders of Notes. The Offer is not contingent upon the tender of any minimum principal amount of Notes. The Offer is not being made to (nor will tenders be accepted from or on behalf of) Holders in any jurisdiction in which the making or acceptance thereof would not be in compliance with securities, blue sky or other laws of such jurisdiction. The Company is not aware of any jurisdiction in which the making of the Offer or the tender of Notes pursuant thereto would not be in compliance with the laws of such jurisdiction. If the Company becomes aware of any state law prohibiting the making of the Offer or tender of Notes pursuant thereto in such state, the Company will make a good faith effort to comply with any such state statute or seek to have such state statute declared inapplicable to the Offer. If, after such good faith effort, the Company cannot comply with any such state statute, the Offer will not be made to (nor will tenders be accepted from or on behalf of) holders of Notes in such state. In any jurisdiction in which the Offer is required to be made by a licensed broker or dealer, the Offer is deemed to be made by the dealer manager on behalf of the Company.

         No person has been authorized to give any information or to make any representations other than those contained herein and, if given or made, such information or representations must not be relied upon as having been authorized. Neither the delivery of this Offer to Purchase and related documents or attachments nor any purchase of Notes shall, under any circumstances, create any implication that the information contained herein or therein is current as of any time subsequent to the date of such information.

         If you have any questions, please contact Ray Kahn of Lehman Brothers at (800) 438-3242 or collect at (212) 528-7581. Requests for additional copies of the Offer to Purchase may also be directed to D.F. King & Co., Inc. as information agent, 77 Water Street, New York, New York 10005, by telephone at
(800) 714-3305 or collect at (212) 269-5550.

                                                     LEHMAN BROTHERS INC.

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LEHMAN BROTHERS


                               GLOBIX CORPORATION

                           OFFER TO PURCHASE FOR CASH
                         ANY AND ALL OF ITS OUTSTANDING
                            13% SENIOR NOTES DUE 2005



                                                                February 8, 2000

To Brokers, Dealers, Commercial
Banks, Trust Companies and
Other Nominees:

         Enclosed for your consideration is an Offer to Purchase dated February 8, 2000 (as it may be supplemented from time to time, the "Offer to Purchase") relating to the offer (the "Offer") by Globix Corporation (the "Company") to purchase for cash any and all of its outstanding 13% Senior Notes due 2005 (the "Notes") at a purchase price (the "Purchase Price") equal to 106.5% of the aggregate principal amount of the Notes, plus accrued and unpaid interest up to, but not including, the Settlement Date (as defined in the Offer to Purchase). The Offer is more fully described in, and subject to the terms and conditions in, the Offer to Purchase.

         All capitalized terms used herein and not defined herein shall have the meaning ascribed to them in the Offer to Purchase.

         We are asking you to contact your clients for whom you hold Notes registered in your name or in the name of your nominee. THE NOTES ARE DTC ELIGIBLE. YOU MAY HAVE POSITIONS REGISTERED IN YOUR NOMINEE NAME OR AT DTC OR BOTH. PLEASE REVIEW ALL SOURCES.

         The Company will not pay fees or commissions to any broker or dealer or other person for soliciting tenders of Notes pursuant to the Offer. You will be reimbursed for customary mailing and handling expenses incurred by you in forwarding the enclosed materials to your clients. The Company will pay all transfer taxes, if any, applicable to the transfer and sale of Notes to it or its order pursuant to the Offer.

         FOR YOUR INFORMATION AND FOR FORWARDING TO YOUR CLIENTS, WE ARE ENCLOSING THE OFFER TO PURCHASE DATED FEBRUARY 8, 2000.

         THERE IS NO LETTER OF TRANSMITTAL FOR THIS TRANSACTION. ALL TENDERS WILL BE EXECUTED IN THE CUSTOMARY MANNER OF A CORPORATE BOND TRADE
THROUGH LEHMAN BROTHERS.  PLEASE CALL LEHMAN BROTHERS AT (800) 428-3242 OR
COLLECT AT (212) 528-7581 TO EXECUTE YOUR CLIENT'S TENDER.   ALL TENDERS WILL
SETTLE THROUGH NORMAL PROCEDURES.

         WE URGE YOU TO CONTACT YOUR CLIENTS AS SOON AS POSSIBLE. THE OFFER WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON TUESDAY, MARCH 7, 2000 UNLESS EXTENDED BY THE COMPANY.

         Any questions about the Offer or questions concerning procedures for tendering Notes and requests for additional copies of the Offer to Purchase may be directed to Ray Kahn of Lehman Brothers, as Dealer Manager, at (800) 438-3242 or collect at (212) 528-7581. Requests for additional copies of the Offer to Purchase may also be directed to D.F. King & Co., Inc., as the information agent, at (800) 714-3305 or collect at (212) 269-5550.

                                          Very truly yours,



                                          LEHMAN BROTHERS INC.


         NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL CONSTITUTE YOU OR ANY PERSON AN AGENT OF THE COMPANY OR LEHMAN BROTHERS, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY STATEMENTS ON BEHALF OF ANY OF THEM WITH RESPECT TO THE OFFER NOT MADE IN THE OFFER TO PURCHASE.


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
LEHMAN BROTHERS


                               GLOBIX CORPORATION

                           OFFER TO PURCHASE FOR CASH
                         ANY AND ALL OF ITS OUTSTANDING
                            13% SENIOR NOTES DUE 2005


THE OFFER WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON MARCH 7, 2000, UNLESS EXTENDED (THE "EXPIRATION DATE").

                                                                February 8, 2000
To Our Clients:

         Enclosed for your consideration is an Offer to Purchase dated February 8, 2000 (as it may be supplemented from time to time, the "Offer to Purchase") relating to the offer (the "Offer") by Globix Corporation (the "Company") to purchase for cash any and all of its outstanding 13% Senior Notes due 2005 (the "Notes") at a purchase price (the "Purchase Price") equal to 106.5% of the aggregate principal amount of the Notes, plus accrued and unpaid interest up to, but not including, the Settlement Date (as defined in the Offer to Purchase). The Offer is more fully described in, and subject to the terms and conditions in, the Offer to Purchase.

         All capitalized terms used herein and not defined herein shall have the meaning ascribed to them in the Offer to Purchase.

         If you have an account with Lehman Brothers and desire to tender all or any portion of the principal amount of your Notes, please contact your representative at Lehman Brothers. If you do not currently have an account with Lehman Brothers and desire to tender all or any portion of the principal amount of your Notes, the Company requests that you handle this matter through your broker, dealer, commercial bank, trust company or other financial institution (collectively, a "broker"). Holders will not be required to pay any fee or commission to Lehman Brothers if such holders have an account with Lehman Brothers. Holders may, however, be required to pay fees or commissions if holders use a broker other than Lehman Brothers.

         THE OFFER WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON TUESDAY, MARCH 7, 2000 UNLESS EXTENDED BY THE COMPANY.

         ALL TENDERS WILL BE EXECUTED IN THE CUSTOMARY MANNER OF A CORPORATE BOND TRADE THROUGH LEHMAN BROTHERS.

         Any questions about the Offer or questions concerning procedures for tendering Notes and requests for additional copies of the Offer to Purchase may be directed to Ray Kahn of Lehman Brothers, as Dealer Manager, at (800) 438-3242 or collect at (212) 528-7581. Requests for additional copies of the Offer to Purchase may also be directed to D.F. King & Co., Inc., as information agent, at
(800) 714-3305 or collect at (212) 269-5550.

                                      Very truly yours,


                                      LEHMAN BROTHERS INC.



         NEITHER THE COMPANY NOR LEHMAN BROTHERS MAKES ANY RECOMMENDATION THAT ANY HOLDER TENDER OR REFRAIN FROM TENDERING ALL OR ANY PORTION OF SUCH HOLDER'S NOTES, AND NO ONE HAS BEEN AUTHORIZED BY EITHER OF THEM TO MAKE SUCH RECOMMENDATION. HOLDERS MUST MAKE THEIR OWN DECISION AS TO WHETHER TO TENDER NOTES, AND IF SO, THE PRINCIPAL AMOUNT OF NOTES TO TENDER.


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